June 18, 2010

Keith O`Connell, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:T. Rowe Price Short-Term Income Fund, Inc. (the "Fund" or "Registrant")
 File Nos. 333-136805 and 811-21919

Dear Mr. O`Connell:

The following is in response to your oral comments of June 10, 2010, regarding the post-effective amendment filed pursuant to Rule 485(a) on May 7, 2010 for the above referenced Registrant. Your comments and our responses are set forth below.

Comment:

We note that the Fund plans to change its name to the T. Rowe Price Inflation Focused Bond Fund. Rule 35d-1 requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Accordingly, the prospectus should be revised to reflect a policy to invest at least 80% of its assets in bonds. Explain why the Fund`s new name should not be subject to an 80% test with respect to the term "inflation focused."

Response:

Under "Principal Investment Strategies," the following disclosure will be added:

"Normally, the fund will invest at least 80% of its net assets in bonds."

The term "inflation focused" connotes a type of investment strategy rather than a focus on a particular type of investment. Therefore, use of this term in the Fund`s name should not require it to comply with the 80% investment requirement of Rule 35d-1 with respect to inflation-related investments. We believe this position comports with the position taken by the Division of Investment Management with respect to the term "tax-sensitive" in a fund`s name (see Question 8 to Frequently Asked Questions about Rule 35d-1 released by the Division of Investment Management).

For instance, during periods of high or rising inflation, the Fund may overweight investments in securities that are indexed to inflation. Conversely, during periods of low or falling inflation, the Fund may overweight investments in securities that are not indexed to inflation. Overall, the Fund is designed to have the flexibility to invest in a variety of fixed income securities that should respond well to various inflationary conditions. In contrast to the terms "inflation protected" and "inflation linked" which suggest investments in a particular type of security, we feel that "inflation focused" appropriately describes the Fund`s strategy and does not suggest investments in a particular type of security.

Comment:

Because foreign investing risk is included as a principal risk, the limit on foreign securities should be set forth in the principal investment strategies section.

Response:

Under "Principal Investment Strategies," the following disclosure will be added:

"The fund may invest up to 10% of its total assets in non-U.S. dollar-denominated securities and may invest without limit in U.S. dollar-denominated securities of foreign issuers."

Comment:

The principal investment strategies state that, "in keeping with the fund`s objective, it may also invest in other securities and use futures, options, and swaps." Describe what these other securities are.

Response:

The types of securities that may be considered part of the Fund`s principal investment strategies were already described in the first part of the section. Therefore, we will remove the reference to other securities and revise the sentence as follows:

"In keeping with the fund`s objective, it may also use futures, options, and swaps."

Comment:

We note that the fund`s average effective maturity may now range from one to seven years. Explain why the Barclays Capital 1-3 Year Gov/Credit Index is still an appropriate benchmark for the Fund.

Response:

In our next filing under Rule 485(b), we intend to add the Barclays Capital U.S. Treasury TIPS 1-5 Year Index as an additional benchmark in the prospectus. Although the investment program changes will become effective on July 7, 2010, the outlook for inflation and interest rates and the relative attractiveness of inflation-linked securities will dictate how long it takes to increase the Fund`s exposure to inflation-linked securities, which generally have a longer-term than the fund`s current holdings. Therefore, we believe the Barclays Capital 1-3 Year Gov/Credit Index remains an appropriate broad-based securities market index for the Fund. Once the exposure to inflation-linked securities increases to a level where we feel that the Barclays Capital U.S. Treasury TIPS 1-5 Year Index is more representative of how the Fund is managed, we plan to change the primary benchmark to the Barclays Capital U.S. Treasury TIPS 1-5 Year Index. At that point, we will show both the old and new benchmarks for one year.

Comment:

In the Portfolio Manager disclosure on page 4, you should provide the title and length of service running the fund for each portfolio manager.

Response:

The disclosure will be revised as follows:

"The portfolio is co-managed by Daniel O. Shackleford and Edward A. Wiese. Mr. Wiese is a Vice President of T. Rowe Price and he joined T. Rowe Price in 1984. He has been the portfolio manager of the fund since its inception in 2006. Mr. Shackleford is a Vice President of T. Rowe Price and he joined T. Rowe Price in 1999. He became co-portfolio manager of the fund in 2010."

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole
Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher
David Oestreicher
Vice President, T. Rowe Price Short-Term Income Fund, Inc.